Exhibit 4

FOR IMMEDIATE RELEASE	22 September 2014

WPP PLC (“WPP”)

WPP agrees to acquire Teein, a leading social media agency in China

WPP announces that its wholly owned operating company VML, a global digital network, has agreed to acquire Teein, a leading social media agency in China.

Established in 2004 in Shanghai, Teein is a full-service social media agency offering social listening, social marketing and social CRM. The agency also provides online media planning and buying, online public opinion monitoring and social media application development. Key clients include Danone, Estee Lauder, Google, Lenovo, SAP and Unilever.

For the year ending 31 December 2013, Teein’s unaudited revenues were RMB 43.5 million, with gross assets of RMB 13.3 million, as of the same date. The agency employs approximately 170 people.

This acquisition marks a further step towards WPP’s declared goal of developing its networks in fast-growth markets and sectors.

In Greater China, WPP companies (including associates) generate revenues of US$1.5 billion with nearly 15,000 people. In the Asia Pacific region, WPP companies (including associates) generate revenues of US$5 billion and employ nearly 50,000 people.

WPP’s digital revenues (including associates) were well over US$6 billion in 2013, approximately 35% of the Group’s total revenues of US$17.3 billion. WPP has set a target of 40-45% of revenue to be derived from digital in the next five years.

Contact:
Feona McEwan, WPP	+44(0) 207 408 2204
Belinda Rabano, WPP Asia Pacific	+86 10 8520 3066